Consent of Norwest Corporation

We consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the “Technical Report, Nome Placer Property” dated September 12, 2006 (the “Technical Report”), included in the 2008 Annual Information Form of NovaGold Resources Inc. dated February 23, 2009 (the “AIF”).

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to our name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated at Vancouver, British Columbia, this 20th day of February 2009.

NORWEST CORPORATION

(signed) Sean Ennis

Name: Sean Ennis
Title: Vice President, Mining